Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated August 9, 2012

Registration Statement 333-177723

August 9, 2012

PRICING TERM SHEET

Dated August 9, 2012

PHH Corporation

7.375% Senior Notes due 2019

The information in this pricing term sheet supplements PHH Corporation’s preliminary prospectus supplement, dated August 9, 2012, and the accompanying prospectus (together, the “Preliminary Prospectus”) and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus.  In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus.  Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus.  All references to dollar amounts are references to U.S. dollars.

Issuer:	PHH Corporation (“PHH”)

Title of securities:	7.375% Senior Notes due 2019 (the “Notes”)

Distribution:	SEC Registered

Aggregate principal amount:	$275,000,000 ($25 million more than previously announced)

Use of proceeds:

We intend to use the net proceeds from this offering, along with cash on hand, to repurchase any and all of our outstanding approximately $418 million of 2013 Medium-Term Notes at the Tender Offer Price, as well as related fees and expenses in connection therewith. In addition, we may elect to redeem any 2013 Medium-Term Notes that remain outstanding following the Tender Offer. Pending such use, the proceeds may be used to originate mortgage loans or may be invested temporarily in short-term interest bearing investment funds or similar assets.

Offering price:	The Notes will be issued at a price of 100% of their principal amount plus accrued interest, if any, from August 23, 2012

Underwriting discount:	1.7860%

Benchmark Treasury:	0.875% due July 31, 2019

Spread to benchmark Treasury:	T+624 basis points

Yield-to-maturity:	7.375%

Coupon:	7.375% per annum

Interest payment dates:	September 1 and March 1, with initial payment on March 1, 2013

Record dates:	August 15 and February 15

Optional make-whole redemption:

The Notes may be redeemed at any time and from time to time, at the option of PHH, in whole or in part, at a “make-whole” redemption price equal to the greater of (1) the aggregate principal amount being redeemed or (2) the sum of the present values of the remaining scheduled payments of the principal and interest (other than accrued interest) on the Notes being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus in the case of both (1) and (2), any accrued and unpaid interest to, but not including, the redemption date

Change of control:

Not later than 30 days following the occurrence of a Change of Control, the Company will make an Offer to Purchase all outstanding Notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest to, but not including, the date of purchase

Maturity date:	September 1, 2019

Trade date:	August 9, 2012

Settlement date:	August 23, 2012 (T + 10)

CUSIP:	693320AR4

ISIN:	US693320AR46

Denominations:	$2,000

Increments:	$1,000

Joint Book-Running Managers:

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

J.P. Morgan Securities LLC

Barclays Capital Inc.

Citigroup Global Markets Inc.

RBC Capital Markets, LLC

RBS Securities Inc.

Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC CIBC World Markets Corp. Deutsche Bank Securities Inc. Goldman, Sachs & Co. Scotia Capital (USA) Inc.

We expect that delivery of the notes will be made to investors on or about August 23, 2012, which will be the tenth business day following the date hereof (such settlement being referred to as ‘‘T+ 10’’). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

The Company has filed a registration statement (including a prospectus and related prospectus supplement for the offering) with the U.S. Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the documents incorporated by reference therein that the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or by sending an email to dg.prospectus_requests@baml.com .